UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Peter J. Jacullo III

61 High Ridge Avenue

Ridgefield, Connecticut 06877

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS JWTS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,180 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,441,180 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,180 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Represents 4,441,180 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Tile Shop Holdings, Inc. (the “Issuer”) held by JWTS, Inc. (“JWTS”). Peter J. Jacullo III (“Jacullo”) is the sole officer and member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

(2) Calculated based on 53,134,239 shares of Common Stock issued and outstanding as of May 15, 2013, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on June 5, 2013.

CUSIP NO. 88677Q109

1	NAME OF REPORTING PERSONS Peter J. Jacullo III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,731 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,441,731 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,731 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 4,441,180 shares of Common Stock, par value $0.0001 per share of the Issuer held by JWTS and 551 shares held by Jacullo’s son. Jacullo is the sole officer and member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

(2) Calculated based on 53,134,239 shares of Common Stock issued and outstanding as of May 15, 2013, as disclosed in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) on June 5, 2013.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2012 (the “Initial Schedule”) and amended by Amendment No. 1 thereto filed with the Commission on December 19, 2012 on behalf of JWTS, Inc. (“JWTS”) and Peter J. Jacullo III (“Jacullo” and, together with JWTS, the “Reporting Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Schedule. All items or responses not described herein remain as previously reported in the Initial Schedule.

Item4.	Purpose of Transaction.

Item 4 of the Initial Schedule is hereby amended and supplemented to add the following:

On May 1, 2013, JWTS exercised a warrant to purchase 750,310 shares of Common Stock for $11.50 per share. JWTS paid the exercise price on a cashless basis, resulting in the Issuer withholding 411,276 of the warrant shares to pay the exercise price and issuing to JWTS the remaining 339,034 shares of Common Stock. Also on May 1, 2013, Jacullo’s son exercised a warrant to purchase 1,000 shares of Common Stock for $11.50 per share. Jacullo’s son paid the exercise price on a cashless basis, resulting in the Issuer withholding 549 of the warrant shares to pay the exercise price and issuing to Jacullo’s son the remaining 451 shares of Common Stock.

On June 10, 2013, JWTS sold 652,280 shares of Common Stock in a secondary public offering (the “Offering”) pursuant to an Underwriting Agreement, dated as of June 4, 2013, by and among the Issuer, Robert A. Rucker and Timothy C. Clayton, as Attorneys-in-Fact acting on behalf of the selling stockholders named on Schedule I thereto (including JWTS), and Citigroup Global Markets Inc., Robert W. Baird & Co. Incorporated and Piper Jaffray & Co., as representatives on behalf of the underwriters named in Schedule II thereto (the “Underwriting Agreement”).

In connection with the Offering, JWTS. and Jacullo each entered into a lock-up agreement (each a “Secondary Lock-Up Agreement”) pursuant to which each agreed that, for a period of 150 days from the date of the final prospectus related to the Offering, it or he will not, without the prior written consent of Citigroup and Robert W. Baird & Co. Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for Common Stock, subject to (i) extension in certain circumstances and (ii) waiver or release by Citigroup and Robert W. Baird & Co. Incorporated in their sole discretion.

The foregoing descriptions of the Underwriting Agreement and Secondary Lock-Up Agreement are qualified in their entirety by reference to the full text of the Underwriting Agreement and Secondary Lock-Up Agreement, respectively, which were filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-188861) filed with the Commission on June 3, 2013, and which are incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

(a), (b), (c)          The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012)

2.	Underwriting Agreement, dated as of June 4, 2013, by and among the Issuer, Robert A. Rucker and Timothy C. Clayton, as Attorneys-in-Fact acting on behalf of the selling stockholders named on Schedule I thereto, and Citigroup Global Markets Inc., Robert W. Baird & Co. Incorporated and Piper Jaffray & Co., as representatives on behalf of the underwriters named in Schedule II thereto, including form of Secondary Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-188861) filed by the Issuer with the Commission on June 3, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 13, 2013

JWTS, INC

By:	/s/ Peter J. Jacullo
Name: Peter J. Jacullo III
Title: President

/s/ Peter J. Jacullo
Name: Peter J. Jacullo III

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Statement (incorporated by reference to Exhibit 1 to the Initial Schedule filed with the Commission on August 29, 2012)

2.	Underwriting Agreement, dated as of June 4, 2013, by and among the Issuer, Robert A. Rucker and Timothy C. Clayton, as Attorneys-in-Fact acting on behalf of the selling stockholders named on Schedule I thereto, and Citigroup Global Markets Inc., Robert W. Baird & Co. Incorporated and Piper Jaffray & Co., as representatives on behalf of the underwriters named in Schedule II thereto, including form of Secondary Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-188861) filed by the Issuer with the Commission on June 3, 2013)